[redacted]

08028091

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 27 2008

Washington, DC 110

SEC FILE NUMBER
8-51513

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-07 (MM/DD/YY) AND ENDING 12-31-07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Support Services Financial Advisors, Inc. dba CHR Financial Advisors

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7335 E. Orchard Road, Suite 200
(No. and Street)

Greenwood Village, (City) CO (State) 80111-2512 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Scott 720.330.6023
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JDS Professional Group
(Name – *if individual, state last, first, middle name*)

5670 Greenwood Plaza Blvd., Suite 200 Greenwood Village, CO 80111-2512
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Scott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Support Services Financial Advisors, Inc. dba CHA Financial Advisors, as of February 26, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public My Commission Expires 5-15-2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JDS professional group
certified public accountants, consultants and advisors

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors of
Support Services Financial Advisors, Inc.
dba CHA Financial Advisors:

In planning and performing our audit of the financial statements and supplemental schedules of Support Services Financial Advisors, Inc. dba CHA Financial Advisors (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

JDS Professional Group

February 21, 2008

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
of Support Services Financial Advisors, Inc.
dba CHA Financial Advisors:

We have audited the accompanying statements of financial condition of Support Services Financial Advisors, Inc., dba CHA Financial Advisors ("SSFA") as of December 31, 2007 and 2006, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of SSFA's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Support Services Financial Advisors, Inc. dba CHA Financial Advisors as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

JDS Professional Group

February 21, 2008

Members:
American Institute of Certified Public Accountants • Colorado Society of Certified Public Accountants
5670 Greenwood Plaza Blvd., Suite 200 • Greenwood Village, CO 80111-2405 • 303 771 0123 • 303 771 0078 fax

www.jdscpagroup.com

SUPPORT SERVICES FINANCIAL ADVISORS, INC.
dba CHA FINANCIAL ADVISORS

Statements Of Financial Condition
As Of December 31, 2007 And 2006

ASSETS	2007	2006
Cash	$ 93,735	$ 38,810
Accounts receivable, trade	24,071	19,347
Prepaid expenses	1,153	1,343
Deferred tax asset, less valuation adjustment of $0 and $49,460, respectively	31,725	0
TOTAL ASSETS	$ 150,684	$ 59,500
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable	$ 178	$ 1,020
Payable to SSI	36,275	22,339
Accrued expenses	19,016	20,485
Total Liabilities	55,469	43,844
Stockholders' Equity:		
Common stock	5,000	5,000
Paid-in capital	98,410	98,410
Retained earnings	(8,195)	(87,754)
Total Stockholders' Equity	95,215	15,656
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 150,684	$ 59,500

The accompanying notes are an integral part of the financial statements.

SUPPORT SERVICES FINANCIAL ADVISORS, INC.
dba CHA FINANCIAL ADVISORS

Statements Of Income
For The Years Ended December 31, 2007 And 2006

	2007	2006
Revenue:		
Commission and related revenue	$ 281,508	$ 233,042
Other income	35,000	0
Gain on sale of investment	0	6,952
Total Revenue	316,508	239,994
Expenses:		
SSI services	233,895	220,069
Office expenses	11,799	16,185
Professional fees	12,662	5,600
Travel and meetings	4,822	4,116
Occupancy	5,496	5,496
Total Expenses	268,674	251,466
Net income (loss) before income taxes	47,834	(11,472)
Income tax benefit	31,725	0
NET INCOME (LOSS)	$ 79,559	$ (11,472)

The accompanying notes are an integral part of the financial statements.

SUPPORT SERVICES FINANCIAL ADVISORS, INC.
dba CHA FINANCIAL ADVISORS

Statements Of Changes In Stockholders' Equity
For The Years Ended December 31, 2007 And 2006

	Common Stock		Paid-In	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balance, January 1, 2006	1,000	$ 5,000	$ 93,210	$ (76,282)	$ 21,928
Additional paid-in capital			5,200		5,200
Net Loss				(11,472)	(11,472)
Balance, December 31, 2006	1,000	$ 5,000	$ 98,410	$ (87,754)	$ 15,656
Net Income				79,559	79,559
Balance, December 31, 2007	1,000	$ 5,000	$ 98,410	$ (8,195)	$ 95,215

SUPPORT SERVICES FINANCIAL ADVISORS, INC.
dba CHA FINANCIAL ADVISORS

Statements Of Cash Flows
For The Years Ended December 31, 2007 And 2006

	2007	2006
Cash flows from operating activities:		
Net income (loss)	$ 79,559	$ (11,472)
Deferred income tax	(31,725)	0
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) in accounts receivable	(4,724)	(4,012)
Decrease in prepaid expenses	190	5,566
(Decrease) in accounts payable	(842)	(4,959)
Increase in payable to SSI	13,936	1,841
Increase (decrease) in accrued expenses	(1,469)	1,897
Net cash provided by (used in) operating activities	54,925	(11,139)
Cash flows from financing activities:		
Additional paid-in capital	0	5,200
Net cash provided by financing activities	0	5,200
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	54,925	(5,939)
Cash and cash equivalents, Beginning Of Year	38,810	44,749
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 93,735	$ 38,810

The accompanying notes are an integral part of the financial statements.

(1) Nature Of Company

Support Services Financial Advisors, Inc. dba CHA Financial Advisors, Inc ("SSFA") is a Colorado Corporation that primarily markets and services retirement programs to health care providers. SSFA is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). SSFA operates pursuant to SEC Rule 15c3-3(k)(1) limiting its broker-dealer business to the distribution of variable life insurance or annuities, including the sub-accounts thereof, as well as, mutual funds sold within 401(a), 403(b), 401(k), and 457 retirement plans. SSFA is a wholly-owned subsidiary of the Support Services, Inc. (SSI) which is a subsidiary of the Colorado Hospital Association, a non-profit organization.

(2) Summary Of Significant Accounting Policies

Basis Of Accounting

The financial statements of SSFA have been prepared on the accrual basis.

Cash And Cash Equivalents

For purposes of the Statement of Cash Flows, SSFA considers demand deposits and short-term investments with original maturities of 90 days or less as cash and cash equivalents.

Accrued Expenses

Accrued expenses include vacation and sick leave that SSFA's personnel have earned but not yet taken as of year end.

Allowance For Doubtful Accounts

SSFA believes that its accounts receivable, recorded at fair value, are fully collectible. Its policy for charging off accounts receivable is when future payments thereon are determined to be improbable.

Use Of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Income Taxes

SSFA's parent company SSI uses the asset and liability method as identified in Statements of Financial Accounting Standards No. 109, Accounting For Income Taxes. SSI allocates current and deferred taxes by applying the same method to SSFA as if it was a separate taxpayer.

(3) **Concentrations**

During the years ended December 31, 2007 and 2006, SSFA received 65% and 74% respectively, of its commissions from one company.

(4) **Common Stock**

Of its 100,000 authorized shares of $5 par, common stock, 1,000 shares are issued, outstanding and owned by SSI.

(5) **Net Capital Requirements**

SSFA is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2007 and 2006, SSFA had net capital of $61,219 and $14,313 respectively, which was $56,219 and $9,313 respectively, in excess of its required net capital of $5,000. SSFA's net capital ratio was 1 to 1 and 3 to 1, as of December 31, 2007 and 2006 respectively.

(6) **Deferred Tax Assets**

Under Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting For Income Taxes*, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company's deferred tax assets as of December 31, 2007 and 2006 are as follows:

	2007	2006
Net operating loss carryforward	$ 31,725	$ 49,460
Valuation allowance	-0-	(49,460)
Deferred income tax asset, net	$ 31,725	$ -0-

As of December 31, 2007 and 2006, the net operating loss carryforward, allocated to SSFA, of $11,505 and $69,842, expire in 2026 and 2025, respectively.

During the year ended December 31, 2007, SSFA increased its operations significantly and has plans for continued growth. Therefore, the need for a valuation allowance no longer exists. For the years ended December 31, 2007 and 2006, the net change in the valuation allowance amounted to $49,460 and $5,370 respectively.

(7) **Other Income**

Effective July 30, 2007, the National Association of Securities Dealers (NASD) and the member regulation, enforcement, and arbitration operations of the New York Stock Exchange (NYSE) combined operations to form the Financial Industry Regulatory Authority (FINRA). As part of this consolidation, SSFA received a one time payment of $35,000 which has been reflected in the Statement of Income as other income for the year ended December 31, 2007.

(8) Related Party Transactions

SSFA is a wholly owned subsidiary of SSI. On July 1, 2003, SSFA and SSI entered into an Assumption and Assignment Agreement under which SSI agreed to contribute all of the assets and SSFA agreed to assume all liabilities and obligations in continuing the broker-dealer and regulated insurance business ("business"). The business is operated by SSFA in substantially the same manner as was conducted by SSI. In order to realize economies of scale, on July 1, 2003, SSFA and SSI entered into an Expense Sharing Agreement whereby SSI is to provide SSFA administrative, marketing, management and technical services as well as office space and equipment. SSFA does not have personnel but reimburses SSI as a contractor for actual personnel costs incurred by SSI on behalf of SSFA. Direct costs are either paid directly by SSFA or by reimbursement through SSI.

SUPPORT SERVICES FINANCIAL ADVISORS, INC.
dba CHA FINANCIAL ADVISORS

Computation Of Net Capital Under Rule 15c3-1
Of The Securities and Exchange Commission
As Of December 31, 2007

SCHEDULE I

		2007
Net capital		
Total stockholders' equity qualified for net capital	$	63,490
Total capital		63,490
Deductions and/or charges		
Non-allowable assets:		
Accounts Receivable		1,118
Prepaid expenses		1,153
Net capital	$	61,219
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable	$	178
Payable to SSI		36,275
Accrued expenses		19,016
Total aggregate indebtedness	$	55,469
Computation of basic net capital requirement		
Minimum net capital required	$	5,000
Excess net capital at 1000 percent	$	56,219
Ratio: Aggregate indebtedness to net capital		1 to 1
Reconciliation with SSFA's computation:		
Net capital, as reported in SSFA's Part II		
(unaudited) FOCUS report	$	57,032
Audit adjustment		4,069
Other adjustment		118
Adjusted net capital	$	61,219

The accompanying notes are an integral part of the financial statements.

SCHEDULE II

Computation for Determination of Reserve Requirements Under Rule 15c3-3	Exemption from rule 15c3-3 is claimed (limited basis)
Information Relating to the Possession or Control Requirements Under Rule 15c3-3	Exemption from rule 15c3-3 is claimed (limited basis)
Schedules of Segregation Requirements and Funds in Segregation Pursuant to the Commodity Exchange Act	Exemption from rule 15c3-3 is claimed (limited basis)
A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1, the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3, the Schedule of segregation Requirements and Funds in Segregation, and Corresponding Computations Made by the Independent Auditors Based on the Audited Financial Statements	Exemption from rule 15c3-3 is claimed (limited basis)

END